Exhibit 4.1

Channeling Agreement

A Party:

WEBZEN Inc.

B Party:

NHN Co., Ltd.

Mar. 1, 2009

Sun Online Channeling Agreement

WEBZEN Inc. (hereinafter referred to as “A Party”) and NHN Co., Ltd. (hereinafter referred to as “B Party”) have agreed as follows concerning provision of game contents of an online game “Sun Online” (hereinafter referred to as “this Game”) published by A Party within Han Game Service (“Han Game”), an online game portal operated by B Party. (hereinafter referred to as “this Agreement”)

Article 1 (Purpose of Agreement)

“This Agreement’ is executed to clarify rights and obligations of A Party and B Party required for providing the users of B Party with this Game within Han Game operated by B Party.

Article 2 (Definition of Terms)

Terms to be used in this Agreement are defined as below and other terms that are not defined shall be interpreted in accordance with general commercial practices.

1.	“This Game” refers to “Sun Online” that is an online game being served and commercialized, of which publishing right has been legally acquired by A Party.

2.	“Channeling Service” refers to a service where subscription of and access to the game directly served and operated by A Party can be made only through “Han Game” of B Party.

3.	“Members” refer to the subscribers of “Han Game” who use the game free of charge or with charge through “Han Game”.

4	“Charged Service” refers to profit type service where A Party imposes charge for use of “this Game” on the members of B Party or sells items, etc. required for the game through Channeling Service.

5.
“Han Coin” refers to a cash equivalent online merchandise coupon that the member of B Party can use to purchase payment method of “this Game” (hereinafter referred to as “Cash”) in order to use Charged Service of “this Game”.

6.	“Exhaustion Amount of Han Coin” refers to the total amount of Han Coin (including VAT) used by the members of B Party to purchase “Cash” in order to use “this Game” of A Party.

7.
“Han Coin Handling Charge” refers to all expenses generated when B Party settles “Exhaustion Amount of Han Coin” with A Party, of which rate shall be determined in accordance with the standard established by B each year reflecting actual costs.

8.	“Total Amount of Exchange” refers to total amount of “Han Coin” exchanged for “Cash”.

9.
“Han Coin Exchange Revenue” refers to the amount the members of B Party have spent to purchase items used for “this Game” or use other Charged Services using the amount exchanged from “Han Coin” into “Cash”.

10.	“CPA Advertisement” refers to a reactive advertisement charged per action of the user, which aims to provide the user with cash or item, etc. for specified action of the user.

11.	“CPA Advertisement Revenue” refers to sales generated from “CPA Advertisement”.

Article 3 (Scope of Agreement)

Scope of “Channeling Service” of “this Game” provided by A Party to B Party under this Agreement shall be as follows:

1. Service Territory: Republic of Korea (for overseas, separate agreement will be signed.)

2. Service URL: www.hangame.com (may be changed or added for services of the same management body)

Article 4 (Term)

“This Agreement” shall be effective from the date of execution and valid for three years after start of the Charged Service in the service territory.

Article 5 (Obligations of A Party)

1.	A Party shall properly provide B Party with required materials and contents to offer “Channeling Service” of “this Game”.

2.
A Party shall optimize the service in accordance with technical policies of Han Game of B Party (web launcher, operation, security tool, etc.) to offer “Channeling Service” of “this Game”. Especially, A Party shall use security tool recommended by B Party at its expenses in accordance with security policies of B Party, and if not, A Party shall be responsible for the security.

3.
In the course of implementing works specified in Clause 2 of this Article, if A Party requests B Party to do so, B Party may carry out selection and purchase of hacking protection program on behalf of A Party or use its existing program at its own discretion. In this case, required expenses shall be borne by A Party.

4.	In the case of Clause 3 of this Article, A Party shall pay B Party expenses in accordance with the following methods:

(1)
For expenses generated from use of client hacking protection program before “Charged Service” of “this Game”, B Party shall request payment of relevant expenses to A Party each month and A Party shall pay B Party the amount in cash until the 12th day of the next month.

(2)
For expenses generated from use of client hacking protection program after “Charged Service” of “this Game”, B Party shall deduct the amount from income share of A Party to be paid by B Party to A Party in accordance with Article 13 of “this Agreement”, except as provided in  Sub-clause 3 and 4.

(3)
In case the income share of A Party to be paid by B Party to A Party in accordance with Article 13 of“this Agreement” is less than expense from using hacking protection program, B Party shall request payment of relevant expenses to A Party and A Party shall pay B Party the amount in cash until the 12th day of the next month.

(4)
In case B Party cannot request the expense during the relevant month due to accounting or other business problems, such expense may be accumulated and billed in lump sum and B Party may decide the time to request through discussion with A Party.

(5)	In the event that “this Agreement” is terminated, A Party shall pay the expense to use the hacking protection program before termination of the agreement.

(6)
Settlement amount of the expense and related process mentioned in this clause may be changed in accordance with the terms and conditions of contract entered into between B Party and the supplier of the hacking protection program and policies of B Party. However, in the event of any change, B Party shall notify A Party of it.

5.
AParty shall actively cooperate with B Party in connection with QA (Quality Assurance), etc. for security and certification of B Party for “Channeling Service” and pass the criteria specified by B Party. If A Party fails to meet conditions presented by B Party, B Party may decline to start “Channeling Service” at its discretion or stop the “Channeling Service” even during “Charged Service”.

6.
AParty shall be responsible for service and operation of the game (including Channeling Service) and retain required equipment and personnel for such service (network/CDN, DB server, system engineers related to game and web server, GM, web operator, etc.), etc.

7.
Customer services for the members (user inquiry handling, operation work, etc.) shall be provided by A Party, and if private information of the members is required for such services, A Party shall discuss with B Party to proceed without raising any legal problem.

8.
AParty shall carry out customer services related to service of “this Game” on the site of B Party, and detailed roles between both parties shall be determined in accordance with guideline provided by A Party.

9.
AParty shall strive to provide the game stably for “Channeling Service” of B Party  except for natural disaster or other force majeure during the term of agreement, and shall notify B Party of unavoidable suspension due to regular inspection and technical need in advance.

10.	AParty may carry out upgrade and patch of the game at its discretion.

11.
AParty shall handle matters requiring registration, grade indication or approval and license such as examination of the game at its expenses and responsibilities, which are necessary for“Channeling Service” of B Party, and ensure to acquire the grade of game discussed in advance.

12.
AParty shall perform its works without any discrimination between those games directly operated by it and ”Channeling Service” games provided through Han Game of B Party, and, in principle, carry out and manage upgrade, patch, in-game event, etc. at the same time in both cases.

13.
AParty shall not provide direct competitors of “Han Game” of B Party in game business (Net Marble, Pmang, Nexon, Daum, Yahoo, etc.) with “this Game” for the similar purpose as the “Channeling Service” during the term of Agreement.

14.	AParty shall generally operate website establishment, design and operation works for“this Game” within B Party’s site.

15.	AParty shall be fully responsible for support and management of H/W such as DB server, game server, web server, etc. and related S/W for operation of the game.

16.
If private information of the customers is provided to A Party by B Party, A Party shall manage it with duty of care of good manager, and if there is any problem occurred such as leak of private information due to breach of such duty, A Party shall bear the subsequent responsibilities and indemnify the damage generated from it.

17.
In the event that the third party infringes intellectual property right related to the game, A Party shall handle the matter at its expenses promptly so as not to make any obstacle to maintaining the game.

18.
AParty shall not infringe rights or obligations of the third party as a rightful person concerning the game, and in the event that B Party is subject to any civil or criminal lawsuit by the third party from breach of it, A Party shall indemnify B Party at its expenses and responsibilities.

19.
AParty shall provide access right and all information required for security inspection upon request of B Party for “Service” and in such case any damage generated by B Party shall be compensated by B Party.

20.
AParty shall actively cooperate with B Party in connection with data collection for general progression including operation and marketing for “this Game”. Detailed method shall be determined through mutual discussion.

21.
AParty, as a management body of “Service”, shall observe related laws and request of the administrative authorities in connection with registration of telemarketer, standard terms and conditions of user, handling of private information, etc.

Article 6 (Obligations of B Party)

1.	B Party” shall play a role as a channel provider so that ”Channeling Service”can be properly provided through “Han Game”.

2.
In order to carry out obligation specified in the previous clause, B Party shall perform QA (Quality Assurance) for security and certification before providing “Channeling Service”. B Party may adjust schedule of the Channeling Service in accordance with the results of QA inspection.

3.
B Party shall provide the members with “Channeling Service” stably during the term of agreement except for unavoidable cases such as natural disaster, emergency situations, etc. However, it is unavoidable to suspend the service due to regular inspection and technical need, B Party shall notify A Party of it in advance.

4.
A Party may request access to information of members of B Party to provide proper customer services and in such case B Party shall provide them promptly. In this case, the information to be provided shall be limited to those required to improve the games by reflecting the customers’ opinions and provide more proper customer support in connection with use of “this Game”.

5.	B Party shall be responsible for customer support services concerning billing and cyber money (Han Coin) of B Party.

6.	If the Agreement is terminated, B Party shall strive for stable termination of the service for a certain period of time considering convenience of the members.

Article 7 (Obligation to provide Information to each other)

1.	B Party may request A Party source and related materials of the game contents if it determines that they are required to provide the games.

2.	A Party may read from B Party details of service provision resulting from services of B Party.

3.	A Party and B Party shall promptly notify the other party of address or contact point change, and any damage generated from failure of such notice shall be fully borne by the defaulting party.

Article 8 (Intellectual Property Right, etc.)

1.	A Party shall represent and warrant that it is the rightful entity having intellectual property right in “this Game” and all of other rights to implement “this Agreement”.

2.	B Party shall represent and warrant that it is the rightful entity of the “Billing System” provided by B Party.

3.
All DBs of members’ information created from the “Channeling Service” shall be owned by B Party. However, in the case of Paragraph 4 of Article 6, B Party may provide A Party with required information.

4.
If either party is subject to civil or criminal lawsuit by the third party due to breach of  representations and warranties on this Article, the defaulting part shall bear all of expenses and responsibilities.

Article 9 (Prohibition of Right Assignment)

A Party or B Party shall not assign rights and obligations under “this Agreement” to the third party without written consent of the other party.

Article 10 (Public Relation, Marketing and Advertisement)

1.
B Party shall conduct online public relation and marketing at its expenses after the time of interoperation and stabilization of “this Game”. However, if A Party does not provide B Party with data requested by B Party in connection with user data collection activities for “this Game” specified in Paragraph 20 of Article 5, B Party may decline to conduct marketing for “this Game”.

2.	After signing “this Agreement”, a channel that the customer may access to through marketing activities of B Party and web search by “Naver” served by B Party shall be “Han Game” of B Party.

3.	If it is required to access to the site operated by the other party for the purpose of marketing, A Party and B Party shall decide by prior discussion.

4.
A Party and B Party may use BI, CI, and trademark, etc. of the other party for public relation and marketing of “this Game” free of charge in accordance with guideline of the other party after getting prior consent.

5.	For media promotion of “this Game”, A Party and B Party shall discuss in advance.

Article 11 (Contents Adjustment and Service Change)

If it is required for proper progress of the Charged Service of B Party, A Party shall adjust balancing and game contents within “this Game” and B Party may request it.

Article 12 (Making Charged Service, Billing, etc.)

1.	“This Game” of A Party finally aims to provide the members of B Party with “Charged Service”.

2.	Charging type, time and amount of “this Game” shall be decided through agreement between A Party and B Party considering market level, etc. of charge for each game.

3.	Use charge of games under this Article shall be equivalently applied to the sites of A Party and “Han Game” of B Party.

4.
In order to properly provide the members of B Party with the “Channeling Service”, B Party may make organic interoperation with other contents within “Han Game” of B Party, and such integration shall be decided through prior agreement between A Party and B Party.

5.
In order for the members of B Party to use the Charged Services within “this Game”, B Party shall establish a system to exchange “Han Coin” into “Cash” to be used for “this Game”. A Party shall actively support all matters required for establishment of B Party’s system.

6.	A Party shall allow the members of B Party to use “Cash” exchanged in accordance with the previous clause in order to purchase items or use other charged services on “this Game”.

Article 13 (Objects of Profit Sharing and Profit Sharing)

1.
For the “Channeling Service” provided by B Party under this Agreement, A Party shall pay B Party 20 % of the Profit Sharing Amount (including VAT) from the first month of charged service. Profit Sharing Amount shall be the sum of “Total Amount of Exchange” and “CPA Advertisement Revenue” minus “Han Coin Handling Charge” as expressed in equation below.

[Profit Sharing Amount = Total Amount of Exchange + CPA Advertisement Revenue - Han Coin Handling Charge]

2.	In addition to Clause 1 of this Article, A Party shall pay B Party “Han Coin Handling Charge” for “Total Amount of Exchange” from the first month of charged service.

Article 14 (Criteria of Settlement)

1.	A Party and B Party shall not unduly delete, modify or add LOG information possessed by each party.

2.	B Party shall collect service results of contents of A Party by each service hour and allow A Party to read them, and A Party may request B Party perusal of detailed data of contents provision.

Article 15 (Method of Payment)

1.
A Party shall notify B Party of base of calculation of sales revenue to be criteria of profit sharing in connection with the amount specified in Article 13 in writing or electronic document every month within two business days of the next month after starting the “Charged Service” and request settlement.

2.
If B Party has no objection on details specified in Clause 1 above, B Party shall send to A Party tax invoice for the amount to be paid to B Party through profit sharing pursuant to Paragraph 1 of Article 13 and the one corresponding to “Han Coin Handling Charge” pursuant to Paragraph 2 of Article 13 after receiving notice of A Party and pay A Party balance deducting the amount on the tax invoice from the “Total Amount of Exchange” by the end of the next month after sending the tax invoice.

3.
If B Party has any objection on the details specified in Clause 1 above, settlement amount shall be agreed by and between both parties. In case there is no agreement until five business days after receiving notice by B Party, it shall be processed on the basis of the amount specified in Clause 1 above by applying the previous clause and the difference shall be reflected on the settlement of the next month.

4.	In case the payment date mentioned in Clause 2, 3 or 4 of this Article is a holiday, the payment date shall be the first business day immediately after the date, respectively.

5.
Even though “this Agreement” has been terminated, cancelled or has expired, settlement obligation for the generated revenue shall be sincerely observed by both parties. If the agreement has been cancelled in the middle of the month or otherwise it is necessary, the settlement amount shall be calculated based on the number of days.

Article 16 (Right of Termination)

1.
If any provision of this Agreement has been violated due to default of either party, the other party may notice the defaulting party of the violation in writing and terminate the agreement in writing when there is no correction within forty five days.

2.	In the event either party has any of the following causes, the other party may promptly terminate this Agreement by giving the defaulting party written notice without further notification.

(1)	When trade suspension by the financial institution, dissolution, composition, corporate reorganization, bankruptcy, etc. has been started or a similar event has occurred for either party;

(2)	When either party has incurred crucial situation that blocks providing the service due to material violation of law or social trouble;

(3)
When it is considered that this Agreement cannot be implemented or it is very difficult to implement this Agreement due to provisional attachment, provisional disposition, attachment, public sale, start of auction for the property of either party that is required for this Agreement;

(4)	When either party has received order to cancel or suspend business from court or supervising authority;

(5)	When A Party fails to pass the criteria specified in Paragraph 5 of Article 5 or B Party cannot provide “Channeling Service” due to stability problem.

3.	In the event that it is difficult to perform the agreement due to the natural disaster, force majeure, etc., both parties may terminate this Agreement.

Article 17 (Effects of Termination)

1.	When either party terminates this agreement, this agreement will not apply to subsequent event.

2.	Termination or cancellation of the agreement shall not have effect on the indemnity claim.

3.
In the event of termination or cancellation of this Agreement, B Party is allowed to not return to A Party all of information including user information, which is owned by B, except for intellectual properties such as copyright, etc. that are owned by A Party.

Article 18 (Indemnity)

1. In the event of termination pursuant to Paragraph 1 and 2 of Article 16, the party making damage to the other party due to violation of agreement shall indemnify the other party for the damage. Scope of indemnity shall be in accordance with the commercial code and civil code.

2. In the event of termination pursuant to Paragraph 3 of Article 16, the party exercising termination right shall not demand implement of agreement and indemnity against the other party.

3. In addition to the previous two clauses, in the event that any damage has occurred on either party due to violation of this Agreement, the defaulting party shall indemnify the other party for all of damages.

Article 19 (Obligation of Confidentiality)

1.
Either party shall use the materials and information to be interchanged in connection with this Agreement in order to accomplish only the purposes of this Agreement and shall not provide or disclose them to the third party without written consent of the other party.

2.	In the event any damage has occurred on the other party due to violation of this Article, the defaulting party shall indemnify the other party for all of the damages.

3.	This Article shall be effective during the term of agreement and for one year after termination of the agreement.

Article 20 (Amendment of Agreement)

If it is required to amend or complement part of this Agreement, it may be amended by the agreement signed by A Party and B Party.

Article 21 (Principle of Good Faith)

A Party and B Party shall recognize that all of services to be progressed by this Agreement are joint business and cooperate with each other for application of this Agreement and other matters with good faith.

Article 22 (Jurisdiction)

The Seoul Central District Court shall have exclusive jurisdiction at the district court level over all of disputes occurred between both parties in connection with this Agreement.

Article 23 (Miscellaneous)

1.	In the event that any dispute has occurred between A Party and B Party in connection with this Agreement, it shall be, in principle, solved by mutual discussion.

2.
In the event that parts of conditions or provisions of this Agreement lose effect, become invalid or cannot be enforced, other provisions shall not be influenced by them. However, such conditions and provisions shall be valid and enforceable to the maximum extent permitted by the laws.

In Witness Whereof, both parties hereto have prepared and signed two original copies of this Agreement to be executed, of which each one copy shall be kept by each party, respectively.

Mar. 1, 2009

A Party
WEBZEN Inc.
9th Fl. of Daelim Acrotel, 467-6, Dogok-dong, Kangnam-gu, Seoul
Kim, Chang-geun/ Representative Director   (Seal)

B Party
NHN Co., Ltd.
9th Fl. of Bundang Venture Town, #25-1, Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do
Choi, Hui-young/ Representative Director                         (Seal)